LATAM group transported over 6.7 million passengers in April 2025

Operating statistics for April 2025

Santiago, May 12, 2025 - During April, LATAM group transported more than 6.7 million passengers, representing an increase of 7.6% compared to the same month of 2024. Year-to-date, the group has transported nearly 28 million passengers across its network.

LATAM group’s consolidated capacity, measured in available seat-kilometers (ASK), increased by 6.9% compared to April 2024. This growth was mainly driven by a 10.0% increase in the group’s international operations. During the month, the new international route from Fortaleza in Brazil to Lisbon in Portugal was launched, further strengthening connectivity between South America and Europe.
In this context, there was a slight decrease of 0.3% in the aggregate domestic capacity of the affiliates based in Chile, Colombia, Ecuador and Peru, explained by a strategic reallocation of part of LATAM Airlines Colombia’s domestic capacity toward the international segment. This adjustment aligns with the updated 2025 guidance presented on April 28th.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 9.1%. As a result, the consolidated load factor reached 83.4%, an increase of 2.3 percentage points compared to April 2024, maintaining healthy load factors across all business segments.
In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 4.9%, reaching 693 million ATK.
The following table summarizes the main operating statistics for the month and year-to-date as of April for the main LATAM group’s business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	April			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,058	10,059	9.9%	45,442	42,517	6.9%
DOMESTIC SSC (1)	1,763	1,730	1.9%	7,821	7,641	2.4%
DOMESTIC BRAZIL (2)	3,373	3,018	11.8%	13,397	12,607	6.3%
INTERNATIONAL (3)	5,923	5,310	11.5%	24,223	22,269	8.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,259	12,406	6.9%	54,515	50,867	7.2%
DOMESTIC SSC (1)	2,177	2,184	-0.3%	9,489	9,339	1.6%
DOMESTIC BRAZIL (2)	4,126	3,895	5.9%	16,533	15,750	5.0%
INTERNATIONAL (3)	6,956	6,327	10.0%	28,493	25,779	10.5%

PASSENGER LOAD FACTOR
SYSTEM	83.4%	81.1%	2.3p.p	83.4%	83.6%	-0.2p.p
DOMESTIC SSC (1)	81.0%	79.2%	1.7p.p	82.4%	81.8%	0.6p.p
DOMESTIC BRAZIL (2)	81.8%	77.5%	4.3p.p	81.0%	80.0%	1.0p.p
INTERNATIONAL (3)	85.1%	83.9%	1.2p.p	85.0%	86.4%	-1.4p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,723	6,247	7.6%	27,691	26,482	4.6%
DOMESTIC SSC (1)	2,364	2,355	0.4%	10,259	10,206	0.5%
DOMESTIC BRAZIL (2)	3,004	2,702	11.2%	11,778	11,226	4.9%
INTERNATIONAL (3)	1,355	1,190	13.8%	5,654	5,050	12.0%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	386	349	10.7%	1,455	1,361	6.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	693	661	4.9%	2,709	2,592	4.5%

CARGO LOAD FACTOR
SYSTEM	55.7%	52.8%	2.9p.p	53.7%	52.5%	1.2p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net